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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date February 20th, 2002

By (Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.


TELKOM

PRESS RELEASE

No.TEL 52 /PR000/UHI/2002

TELKOM REACHES AGREEMENT TO ACQUIRE ONE MILLION LINE PT PRAMINDO IKAT NUSANTARA

Bandung, February 20, 2002 – PT (Persero) Telekomunikasi Indonesia Tbk. (TELKOM) today announced that it has signed a Memorandum of Understanding ("MoU") to acquire 100% of PT Pramindo Ikat Nusantara (Pramindo), TELKOM's partner in the joint operating scheme for KSO Region I (Sumatra).

TELKOM will acquire 100% of Pramindo in three transactions:

- 30% interest at the Initial Closing;
- 15% interest at Interim Closing in September 2003; and
- 55% interest at the Subsequent Closing in December 2004.

The aggregate present value for the entire transaction will be US$425 million, which consists of Pramindo's existing debt obligation of approximately US$ 86 million and acquiring Pramindo's equity for US$339 million. TELKOM will make an initial payment of US$ 54 million upon the Initial Closing and will pay the remaining equity amount in ten equal quarterly installments. The shareholders of TELKOM and Pramindo will agree on the definitive payment structure for the equity and the existing debt in the Acquisition Agreement. ***

Muhammad Nazif, President Director of TELKOM said: "As with TELKOM's acquisition in May 2001 of KSO Region VI (Kalimantan) from Cable&Wireless and other local Indonesian shareholders, the signing of this MoU demonstrates TELKOM's ongoing commitment to the continued restructuring of its KSO joint operating schemes. We believe that the acquisition of Pramindo will greatly facilitate the build out of new lines while better positioning us to maximize potential synergies with other TELKOM businesses in the Sumatra region. This transaction is expected to provide a benchmark for the resolution of other KSOs."

"We are pleased to have reached an amicable resolution on the Sumatra KSO operation with TELKOM," said Jean Marie Gauthier, Managing Director of Pramindo. "The signing of this MoU demonstrates the commitment of TELKOM and Pramindo's shareholders to constructively seek a solution to the KSO issue in the wake of the regional economic crisis."

TELKOM was exclusively advised by Salomon Smith Barney and Pramindo and its shareholders were exclusively advised by JPMorgan.

Footnote: ***Completion of the transaction is subject to certain conditions, including execution of definitive legally binding documentation and the parties' obtaining necessary approvals.

PT TELEKOMUNIKASI INDONESIA - CORPORATE OFFICE

Jl. Japati No. 1 Telp. : 62 - 22 - 4521510, Fax. : 62 - 22 - 4240313 Bandung 40133 - Indonesia

PT Telekomunikasi Indonesia Tbk.
TELKOM is a principal provider of domestic telecommunications services in Indonesia. TELKOM is listed on the Jakarta and Surabaya Stock Exchanges and its American Depositary Shares are listed on the New York Stock Exchange and London Stock Exchange. TELKOM shares are also traded on the Tokyo Stock Exchange through a Public Offering Without Listing (POWL) facility.

PT Pramindo Ikat Nusantara
Pramindo is a joint venture of France Cables et Radio, PT Astratel Nusantara, PT Indonesia Satellite Corporation Tbk, Marubeni Corporation, International Finance Corporation and NMP Singapore Pte Ltd. Pramindo was formed to undertake telecommunications operations in Sumatra, Region I, through a joint operation agreement with TELKOM. The initial agreement was signed on October 20, 1995.

For the fiscal year ending December 31, 2001, the KSO I Sumatra region generated approximately Rp 758 billion of MTR/DTR for TELKOM and approximately Rp 606 billion of DTR for Pramindo. Pramindo is the largest company operating in the five KSO *regions – operating over one million lines.*

For further information, please contact:

PT (Persero) Telekomunikasi Indonesia Tbk.

Investor Relations Unit
Phone: 62-22-4527337 or 62-21-5215109
Fax: 62-22-7104743 or 62-21-5220500
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

PT Pramindo Ikat Nusantara

Jean Marie Gauthier
Phone: 62-21-521-0751
Fax: 62-21-521-0753
E-mail: Jgauthier @Pramindo.co.id

Salomon Smith Barney

Investment Banking
Greg Mazur
Phone: 852-2501-2478/852-9172-7950
Fax: 852-2501-8189
E-mail: greg.mazur@ssmb.com

Corporate Communications
Katherine D'Arcy
Phone: 852-2501-2371
Fax: 852-2501-8104
E-Mail: katherine.darcy@ssmb.com

JPMorgan

Corporate Communications
Kathleen Kenney Lucente
Phone: 852/2259-6682
Fax: 852/2895-2585
E-Mail:kathleen.kenney.lucente@jpmorgan.com